CORDERO ENERGY INC

2400 Bow Valley Square 3
255 - 5 Avenue S.W.
Calgary AB Canada T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Toll Free: 1-888-266-6608

06017756

October 24, 2006

RECEIVED OCT 2 5 2006

VIA FEDEX Express - overnight courier

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Attention: Filing Desk

SUPPL

Re: Cordero Energy Inc. (the "Company")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34983

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's:

1. Press release "Cordero Energy Inc. Announces Bought Deal Flow-Through Financing and Expands Capital Budget".

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Kelly L. Janzen
Office & Human Resource Manager

PROCESSED
OCT 3 1 2006
THOMSON
FINANCIAL

dlw 10/30

Enclosure

cc: Daniel M. Miller, Dorsey & Whitney LLP

DORSEY & WHITNEY LLP

File No. 82-34983

Cordero Energy Inc

Cordero Energy Inc. Announces Bought Deal Flow-Through Financing and Expands Capital Budget

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

October 24, 2006. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Company") is pleased to announce today that it has entered into a flow-through common share private placement, on a bought deal basis, with an underwriting syndicate led by Peters & Co. Limited and including Tristone Capital Inc., BMO Nesbitt Burns Inc. and CIBC World Markets Inc. Cordero will issue 1,200,000 flow-through common shares at a price of $8.80 per share for total gross proceeds of $10,560,000 pursuant to certain exemptions from prospectus requirements.

The offering is scheduled to close on or before November 9, 2006 and is conditional upon receiving regulatory approval of the TSX Exchange and completion of definitive documentation.

The Company has increased its 2006 capital program from its previously announced guidance of $65-68 million to $77-80 million to include the expansion of land acquisitions; exploration and development activities; and facility construction. Net proceeds from the offering will be used to fund Cordero's on-going exploration program in central and northern Alberta as well as northeast British Columbia.

The proceeds of the flow-through common share offering will be used to incur Qualifying Expenditures on the continued exploration of Cordero's oil and natural gas properties prior to December 31, 2007.

Cordero shall, pursuant to the provisions in the Income Tax Act (Canada), incur Canadian Exploration Expenses (the "Qualifying Expenditures") after the closing date and prior to December 31, 2007 in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of flow-through common shares. Cordero shall renounce the Qualifying Expenditures so incurred to the purchasers of the flow-through common shares such that $8.80 per flow-through common share shall be deductible against the subscribers' income for the fiscal year ended December 31, 2006.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta, and its common shares trade on the Toronto Stock Exchange under the symbol ("COR").

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Statements in this press release may contain forward-looking statements including expectations with respect to future events and the actions of third parties. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses and health, safety and environmental factors), commodity price and exchange rate fluctuation and uncertainties.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Email: info@corderoenergy.com
Website: www.corderoenergy.com